Exhibit 16.1

March 1, 2021

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Ladies and Gentlemen:

We have read Item 4.01 of Form 8-K dated March 1, 2021, of Alliance Resource Partners, L.P. and are in agreement with the statements contained in the second sentence of paragraph one and the second and third paragraphs therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Ernst & Young LLP